FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces Facebook for BlackBerry Smartphones	3

Document 1

October 24, 2007

FOR IMMEDIATE RELEASE

RIM Introduces Facebook for BlackBerry Smartphones

New software application runs natively on BlackBerry smartphones and provides an unparalleled mobile experience to users of the popular Facebook social utility

SAN FRANCISCO, CA – CTIA Wireless IT and Entertainment 2007, Booth 1033 – October 24, 2007 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched Facebook® for BlackBerry® Smartphones, an exciting new BlackBerry software application that enables fast, streamlined and optimized mobile access to the popular Facebook social utility using a BlackBerry smartphone. The application leverages the push-based BlackBerry system architecture and Facebook Platform to create an unparalleled mobile experience for Facebook users.

Mike Lazaridis, founder of Research In Motion, will join Dustin Moskovitz, co-founder of Facebook, to formally unveil and demonstrate the Facebook for BlackBerry Smartphones application today at the CTIA Wireless I.T. & Entertainment show in San Francisco. T-Mobile USA has been selected to be the first carrier to provide the new software application to its customers.

With the Facebook for BlackBerry Smartphones application, Facebook users can wirelessly send and view messages, photos, pokes and Wall posts. The rich, native application goes beyond browser-based access, automatically pushing notifications to the user’s BlackBerry smartphone as friends and colleagues send notes, Wall posts or pokes. The application allows users to take a photo, upload it to the site with captions and tags; quickly and easily invite friends; manage events; manage photo albums; and manage their status while on the go.

“Facebook is one of the fastest growing web destinations among BlackBerry smartphone users and it has become an important element in the evolving fabric of personal communications,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Facebook and RIM share a vision for enhanced mobile communications and social networking based on open, standards-based platforms and this has allowed us to produce a rich mobile application for Facebook users that leverages the push-based architecture, multimedia features and industry-leading usability of the BlackBerry solution.”

“T-Mobile is focused on helping people effortlessly connect with those who matter most by providing our customers with meaningful ways to stick together,” said Leslie Grandy, vice president, Product Development, T-Mobile USA. “We are pleased to be the first wireless carrier in the U.S. selected to offer this innovative service that gives customers another compelling way to stay in touch.”

"The worlds of wireless communication and social utilities, such as Facebook, continue to converge. As people look for new ways to stay connected and network with peers and colleagues, true mobile access to these types of utilities can only become more popular," said Jill Aldort, Sr. Analyst, Consumer Research at Yankee Group. "Even at this nascent stage of the market, 19% of adult consumers who access social networks on their PCs also regularly access these same sites on their mobile phones."

Facebook for BlackBerry Smartphones, which will be available as a free download*, makes it faster, easier and more convenient for users to stay wirelessly connected with their Facebook friends and colleagues. The application allows users to:

•

Receive notifications and messages automatically – Leveraging the BlackBerry platform's push-based architecture, notifications and messages are automatically sent to the user; the user can also set a unique alert (vibration and/or ringtone) for Facebook related content

•

Quickly access essential features – Convenient onscreen icons let users quickly change their Status, upload a photo, add a friend, poke someone, write on a Wall, or send a message. Users can also quickly scroll through messages and notifications as they do with email messages

•	Invite friends to join Facebook and accept new friend requests
•	Quickly snap and post pictures along with a caption and tags – The photo upload feature is also integrated with the BlackBerry smartphone camera and photo management applications on the smartphone
•	View the Status of friends
•	Read, compose and reply to messages even while offline – If the user is out of wireless coverage, messages are queued until the user returns to an area of coverage

Facebook users can now download the application at www.facebook.com from their PC or BlackBerry smartphone.

* Wireless data charges may apply. Check with wireless service provider.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:

Marisa Conway

Brodeur (for RIM)

+1 (212)515-1924

mconway@brodeur.com

RIM Investor Contact:

RIM Investor Relations

+1 (519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Facebook is a registered trademark of Facebook Inc. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 24, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations